EXHIBIT 99.1

AMARC COMPLETES PHASE 1 DRILLING PROGRAM AT ITS DUKE COPPER-GOLD DISTRICT, BC
NEXT EXPLORATION PHASE PLANNED TO COMMENCE IN JUNE

April 13, 2023 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB:AXREF) is pleased to report completion of the Phase 1 core drilling program at its 100%-owned DUKE porphyry Cu-Au district (“DUKE District” or “DUKE”), central British Columbia (“BC”).  Three drill rigs were deployed during the program completing 11,070 m in 24 core holes.  Two rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit, while the third commenced testing the shallow overburden covered and robust 4.7 km2 Induced Polarization (“IP”) chargeability anomaly. This IP chargeability anomaly surrounds the DUKE Deposit and is indicative of an expansive mineralized sulphide system. Amarc and Boliden are now actively planning the Phase 2 exploration works that will commence in early summer, and which will include extensive surface surveys to explore 10 prioritized porphyry Cu deposit targets across the DUKE District.

These Phase 1 and 2 programs through 2023 are budgeted at $10 million and are being fully funded under the Mineral Property Earn-in Agreement with Boliden Mineral Canada Ltd. (“Boliden”) (see Amarc news release November 22, 2022).  Amarc is project operator.

Strong results have already been reported from the first two Phase 1 drill holes, which were completed in late 2022 (see Amarc releases January 26, 2023 and February 15, 2023).  These holes, DK22009 and DK22010, intersected significant Cu-Mo-Au-Ag mineralization from the bedrock surface to the bottom of each hole (542 and 557 m, respectively), extending the DUKE deposit to depth.

During Phase 1, an additional 22 holes were completed this year with on-site activities resuming in mid-January after a holiday break.  As assay results from these holes are received, they will be compiled and assessed and timely reported.

Other News

In other news, the Company announces that it has granted 520,000 incentive stock options to key service providers to acquire an aggregate of 520,000 common shares at $0.125 per share, for a period of three years. All of the options are subject to required TSXV final acceptance and customary vesting provisions over 24 months.

About the DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers within the Babine Region, one of the most mineralized porphyry belts in BC.  It hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the  advanced stage Morrison Cu-Au deposit.  Significant potential exists for discovery of new large porphyry Cu deposits.  Infrastructure servicing the former mines and the very active forestry and exploration industries is nearby.  There is an extensive network of forest roads and much of the Duke District is road accessible.

Central to Amarc’s extensive DUKE District mineral tenure is the DUKE Cu-Mo-Ag-Au Deposit discovery, located 30 km north of the former Bell Mine.  Although explored historically, the extensive porphyry Cu system at the DUKE discovery was not fully delineated.  Many of the 21 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization within a small portion of a robust, 4.7 km2 IP chargeability anomaly.  In 2017 and 2018, Amarc completed seven core holes over an area measuring approximately 400 m north-south by 600 m east-west (see Amarc releases December 19, 2017 and June 12, 2018) at the DUKE Deposit, successfully intersecting porphyry copper-style mineralization to a vertical depth of 360 m.   This mineralization remained open to expansion.  The eighth hole, drilled one kilometre to the north within the 4.7 km2 sulphide mineral system, intersected similar copper-molybdenum-silver-gold porphyry mineralization.

In addition, Amarc has completed a comprehensive compilation of government and historical data over the entire 678 km2 DUKE District claim holdings.  This detailed scientific work has provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 10 previously unrecognized porphyry Cu deposit scale targets with exciting potential (see May 6, 2020 news release). The databases compiled and leveraged for this work were extensive: they include data from the BC Geological Survey, Geoscience BC, numerous historical industry workers, and Amarc. The targeting study covered an area 140 km by 110 km (15,400 km2). Datasets include >2,300 regional geochemical samples, 116,344 line-km of airborne magnetic and radiometrics, and 25,500 line-km of aerogravity.

Further information on the historical and Amarc’s modern exploration activities in the DUKE District are described in the Company’s DUKE Project 2020 Technical Report available on the website at https://amarcresources.com/projects/duke-project/technical-report/.

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies (see Amarc release November 22, 2022).  Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by funding $90 million exploration and development expenditures.

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release.  Dr. Greig is Amarc’s Vice President, Exploration.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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